Exhibit 99.2

Appendix 3X Initial Director’s Interest Notice Rule 3.19A.1 Appendix 3X Initial Director’s Interest Notice Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public. Introduced 30/9/2001. We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act. Part 1 - Director’s relevant interests in securities of which the director is the registered holder In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part. + See chapter 19 for defined terms. 11/3/2002 Appendix 3X Page 1 Number & class of securities Nil Name of Director Nick Burrows Date of appointment 1 September 2019 Name of entity: Genetic Technologies Limited ABN: 17 009 212 328

Appendix 3X Initial Director’s Interest Notice Part 2 – Director’s relevant interests in securities of which the director is not the registered holder In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust Part 3 – Director’s interests in contracts Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part. + See chapter 19 for defined terms. Appendix 3X Page 2 11/3/2002 Detail of contract N/A Nature of interest Name of registered holder (if issued securities) No. and class of securities to which interest relates Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest. N/A Number & class of Securities Nil